December 8, 2006

Mail Stop 4561

John T. McDonald
Chairman and Chief Executive Officer
Perficient, Inc.
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746

> **RE:** **Perficient, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 13, 2006**
> **File No. 333-138602**

Dear Mr. McDonald:

We have limited our review of your filing to the issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that you have several prior registration statements outstanding. In the interest of simplified disclosure, please consider the application of Rule 429 under the Securities Act. In this regard, you may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in this offering and in your other outstanding offerings. Absent the use of Rule 429, please revise your prospectus cover page to reference all concurrent offerings.

Selling Stockholders, page 12

2. We note that, in the cases of the Digital Consulting & Software Services, Insolexen and Vivare transactions, you are not registering all of the shares issued in the transaction. Please briefly discuss why you propose to register a portion of the shares that were issued.

3. Please identify the natural person(s) who exercise voting and/or dispositive power over the shares being offered by Digital Consulting & Software Services. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

4. Please disclose whether any selling stockholder is an affiliate of a registered broker-dealer. If a selling stockholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

5. We note your reference to the Insolexen escrow agreement in footnotes (2) to (4) to your selling stockholders table. We further note your subsequent discussion of the Bay Street and EGG escrow agreements. Please advise us why a similar discussion has not otherwise been afforded to the Insolexen escrow agreement. Please revise as appropriate. Please further provide us your analysis as to why such escrow agreements are not required to be filed pursuant to Items 601(b)(2) or (10)(i) of Regulation S-K. Please also confirm to us that any shares returned to the issuer from escrow to satisfy indemnification obligations will be deregistered.

Part II

Item 17. Undertakings

6. Item 512 of Regulation S-K was recently amended pursuant to Release No. 33-8591. Please revise to include all necessary undertakings.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        J. Nixon Fox III
        Vinson & Elkins L.L.P.
        The Terrace 7
        2801 Via Fortuna, Suite 100
        Austin, Texas 78746
        Facsimile No. (512) 542-8612